880582

Orig

7-7-01

02012189

FILE NO. -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(528) 335-3211
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes _____ No _X_

CONTENTS

Documents Attached

- Audited Figures of Fourth Quarter Submited to the Comision Nacional Bancaria y de Valores.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By [signature]

Name: Claudio L. Del Valle Cabello

Title: Attorney in Fact

Date: February 25, 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** Quarter: **4** Year: **2001**

VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**31,347,324**	**100**	**33,174,864**	**100**
2	**CURRENT ASSETS**	**7,853,566**	**25**	**8,158,437**	**25**
3	CASH AND SHORT-TERM INVESTMENTS	1,005,078	3	787,384	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,237,812	7	2,341,554	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,021,246	3	1,248,377	4
6	INVENTORIES	3,589,430	11	3,781,122	11
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**618,271**	**2**	**699,202**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	574,789	2	503,581	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	43,482	0	195,621	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**21,044,468**	**67**	**22,690,510**	**68**
13	PROPERTY	14,688,522	47	14,729,727	44
14	MACHINERY AND INDUSTRIAL	27,663,472	88	28,824,224	87
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	21,998,013	70	22,284,488	67
17	CONSTRUCTION IN PROGRESS	690,487	2	1,421,047	4
18	**DEFERRED ASSETS (NET)**	**1,831,019**	**6**	**1,626,715**	**5**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**22,480,522**	**100**	**23,732,771**	**100**
21	**CURRENT LIABILITIES**	**11,155,536**	**50**	**8,892,490**	**37**
22	SUPPLIERS	3,310,595	15	2,536,547	11
23	BANK LOANS	6,162,011	27	4,314,269	18
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	1,682,930	7	2,041,674	9
27	**LONG-TERM LIABILITIES**	**8,290,620**	**37**	**12,018,921**	**51**
28	BANK LOANS	7,980,620	36	10,454,783	44
29	STOCK MARKET LOANS	310,000	1	1,564,138	7
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,713,036**	**8**	**1,690,191**	**7**
32	**OTHER LIABILITIES**	**1,321,330**	**6**	**1,131,169**	**5**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**8,866,802**	**100**	**9,442,093**	**100**
34	**MINORITY INTEREST**	**3,332,706**	**38**	**3,208,832**	**34**
35	**MAJORITY INTEREST**	**5,534,096**	**62**	**6,233,261**	**66**
36	**CONTRIBUTED CAPITAL**	**6,758,261**	**76**	**6,707,822**	**71**
37	PAID-IN CAPITAL STOCK (NOMINAL)	324,000	4	324,000	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,543,616	63	5,543,616	59
39	PREMIUM ON SALES OF SHARES	890,645	10	840,206	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,224,165)**	**(14)**	**(474,561)**	**(5)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	16,308,637	184	16,269,071	172
43	REPURCHASE FUND OF SHARES	1,300,000	15	1,300,000	14
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(18,967,934)	(214)	(18,390,486)	(195)
45	NET INCOME FOR THE YEAR	135,132	2	346,854	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,005,078**	**100**	**787,384**	**100**
46	CASH	589,652	59	547,176	69
47	SHORT-TERM INVESTMENTS	415,426	41	240,208	31
18	**DEFERRED ASSETS (NET)**	**1,831,019**	**100**	**1,626,715**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	1,203,653	66	1,326,866	82
49	GOODWILL	627,366	34	299,849	18
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,155,536**	**100**	**8,892,490**	**100**
52	FOREING CURRENCY LIABILITIES	8,361,572	75	6,011,753	68
53	MEXICAN PESOS LIABILITIES	2,793,964	25	2,880,737	32
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,682,930**	**100**	**2,041,674**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,682,930	100	2,041,674	100
27	**LONG-TERM LIABILITIES**	**8,290,620**	**100**	**12,018,921**	**100**
59	FOREING CURRENCY LIABILITIES	7,816,033	94	9,114,535	76
60	MEXICAN PESOS LIABILITIES	474,587	6	2,904,386	24
29	**STOCK MARKET LOANS**	**310,000**	**100**	**1,564,138**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	310,000	100	1,564,138	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,713,036**	**100**	**1,690,191**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,713,036	100	1,690,191	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,321,330**	**100**	**1,131,169**	**100**
68	RESERVES	1,211,330	92	1,125,166	99
69	OTHERS LIABILITIES	110,000	8	6,003	1
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(18,967,934)**	**100**	**(18,390,486)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(18,967,934)	(100)	(18,390,486)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(3,301,970)	(734,053)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	383	397
75	EMPLOYERS (*)	7,117	7,596
76	WORKERS (*)	25,878	25,822
77	CIRCULATION SHARES (*)	324,000,000	324,000,000
78	REPURCHASED SHARES (*)	46,148,270	27,399,020

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**28,190,469**	**100**	**28,631,151**	**100**
2	COST OF SALES	20,637,544	73	20,307,414	71
3	**GROSS INCOME**	**7,552,925**	**27**	**8,323,737**	**29**
4	OPERATING	4,949,548	18	4,807,374	17
5	**OPERATING INCOME**	**2,603,377**	**9**	**3,516,363**	**12**
6	TOTAL FINANCING COST	650,956	2	1,195,846	4
7	**INCOME AFTER FINANCING COST**	**1,952,421**	**7**	**2,320,517**	**8**
8	OTHER FINANCIAL OPERATIONS	865,983	3	488,352	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,086,438**	**4**	**1,832,165**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	516,328	2	1,001,081	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**570,110**	**2**	**831,084**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	7,467	0	5,841	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**577,577**	**2**	**836,925**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**577,577**	**2**	**836,925**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**577,577**	**2**	**836,925**	**3**
19	NET INCOME OF MINORITY INTEREST	442,445	2	490,071	2
20	**NET INCOME OF MAJORITY INTEREST**	**135,132**		**346,854**	**1**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**28,190,469**	**100**	**28,631,151**	**100**
21	DOMESTIC	20,845,259	74	21,512,034	75
22	FOREIGN	7,345,210	26	7,119,117	25
23	TRANSLATED INTO DOLLARS (***)	801,048	3	776,391	3
6	**TOTAL FINANCING COST**	**650,956**	**100**	**1,195,846**	**100**
24	INTEREST PAID	1,906,511	293	2,219,344	186
25	EXCHANGE LOSSES	(564,424)	(87)	338,989	28
26	INTEREST EARNED	40,275	6	47,459	4
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(650,856)	(100)	(1,315,028)	(110)
8	**OTHER FINANCIAL OPERATIONS**	**865,983**	**100**	**488,352**	**100**
29	OTHER NET EXPENSES (INCOME) NET	865,983	100	488,352	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**516,328**	**100**	**1,001,081**	**100**
32	INCOME TAX	297,296	58	462,672	46
33	DEFERED INCOME TAX	110,251	21	212,511	21
34	WORKERS' PROFIT SHARING	62,726	12	182,179	18
35	DEFERED WORKERS' PROFIT SHARING	46,055	9	143,719	14

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	41,520,531	39,370,495
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	28,190,469	28,631,151
39	OPERATION INCOME (**)	2,603,377	3,516,363
40	NET INCOME OF MAYORITY INTEREST(**)	135,132	346,854
41	NET CONSOLIDATED INCOME (**)	577,577	836,925

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**577,577**	**836,925**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,979,502	2,819,506
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**3,557,079**	**3,656,431**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	346,402	31,170
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**3,903,481**	**3,687,601**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,791,136)	(817,773)
7	CASH FLOW FROM INTERNAL FINANCING	(495,314)	(946,123)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(2,286,450)**	**(1,763,896)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,399,337)**	**(1,756,731)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	217,694	166,974
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	787,384	620,410
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,005,078	787,384

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,979,502**	**2,819,506**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	2,049,542	2,083,681
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	207,852	78,347
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	722,108	657,478
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**346,402**	**31,170**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	156,910	764,061
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(80,991)	(478,143)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	230,976	(152,565)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	691,243	49,268
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(651,736)	(151,451)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,791,136)**	**(817,773)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	4,934,883	6,616,746
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	5,802,864	6,643,487
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(12,528,883)	(14,078,006)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(495,314)**	**(946,123)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	101,019	8,352
31	(-) DIVIDENS PAID	(425,731)	(727,920)
32	+ PREMIUM ON SALE OF SHARES	(170,602)	(226,555)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,399,337)**	**(1,756,731)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(943,757)	(1,110,346)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	138,576	307,990
39	+ (-) OTHER ITEMS	(594,156)	(954,375)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Previous Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	2.05	%	2.92	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.44	%	5.56	%
3	NET INCOME TO TOTAL ASSETS (**)	1.84	%	2.52	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	112.69	%	157.13	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.90	times	0.86	times
7	NET SALES TO FIXED ASSETS (**)	1.34	times	1.26	times
8	INVENTORIES ROTATION (**)	5.75	times	5.37	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	25	days	26	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.19	%	13.59	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	71.71	%	71.54	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.54	times	2.51	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	71.96	%	63.74	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.40	%	52.97	%
15	OPERATING INCOME TO INTEREST PAID	1.37	times	1.58	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.25	times	1.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.70	times	0.92	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.38	times	0.49	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.35	times	0.34	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	9.01	%	8.85	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.62	%	12.77	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.23	%	0.11	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.05	times	1.66	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	78.34	%	46.36	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	21.66	%	53.64	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.44	%	63.21	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Previous Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.47		$	1.24	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	2.01		$	3.01	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	17.08		$	19.24	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.47		$	1.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.44	times		0.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.90	times		6.03	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

r25: INCLUDED RESTATEMENT OF UDI´S FOR $25,402 AND $155,508 ACCUMULATED TO FOURTH QUARTER AS OF 2001 AND 2000 RESPECTIVELY.
c17: INCLUDES MAINLY DEFERRED TAXES FOR $156,371 IN 2001 AND $323,651 IN 2000,WRITE-OFF AND LOSS FROM SALE OF ASSETS FOR $401,263 IN 2001 AND $349,208 IN 2000 AND LOSS FROM SALE OF ASSOCIATED COMPANY AND OTHER INVESTMENTS FOR $117,260 IN 2001
c32: INCLUDES SHARE REPURCHASES FOR $(170,602) IN 2001 AND $(226,555) IN 2000.
c39: INCLUDES MAINLY NET INVESTMENT IN SUBSIDIARIES AND ASSOCIATED FOR $(449,048) IN 2001 AND $(533,141) IN 2000.
c22:INCLUDES PENSION FUNDING PAYMENTS FOR $(519,929) IN 2000 AND $(86,235) IN 2001
r08:

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

February 25, 2002 Garza García, Nuevo León MéxicoVITRO REPORTS FOURTH QUARTER ANDFISCAL 2001 RESULTSVitro, S.A. de C.V. (NYSE: VTO; BMV: VitroA)v Consolidated net sales maintained a positive trend in dollar terms reaching a record number of US$3 billion, rising YoY by 6.7% for the quarter and 5.1% for the year, driven by the performance of Flat Glass, Glass Containers and Acros Whirlpoolv Net income increased YoY for the quarter, in dollar terms, from US$6 million to US$38 million v Total outstanding debt reduced QoQ by US$38 million, and YoY by US$58 million to US$1,576 millionv EBITDA remained strong, exceeding US$500 million for the fifth consecutive year, and reaching US$513 million, although decreased YoY in dollar terms by 12.0% for the quarter and by 8.1% for the year, as a result of the slowdown of the economies in the U.S.A. and Mexico aggravated with the September 11 eventsv Consolidated net sales for the year reached a record number of US$3 billion, representing a 5.1% YoY increase in dollar terms, and for the quarter reached US$783 million, representing an increase of 6.7% in dollar terms, compared with US$734 million for the fourth quarter of 2000. Flat Glass, Glass Containers and Acros Whirlpool were the main drivers of the Company's sales performance for the year and quarter. v The Company posted net income of US$38 million for the quarter, which included charges for approximately US$7 million related to severance payments and the sale and write off of certain assets, and a total financing gain of US$18 million due mainly to a non-cash exchange gain. Net majority income reached US$23 million during the quarter.v During the fourth quarter debt was reduced by US$38 million by achieving various internal savings and using, solely, internally generated funds. The Company met all the maturities of short-term euro commercial paper that came between the months of September and January, which was not renewed. As of this date, the Company has no commercial paper outstanding. v EBITDA remained strong, exceeding US$500 million for the fifth consecutive year, and reaching US$513 million. However, for the quarter declined YoY by 12.0% in dollar terms, and by 8.1% for the year. The decrease was the result of pricing measures taken to strengthen market participation in certain businesses, which were significantly affected by the slowdown in demand in the U.S. and Mexican economies, aggravated as a result of the September 11 events. The impossibility of absorbing the cost of certain dollar denominated materials, notwithstanding important internal cost reduction measures also affected EBITDA. The strength of the peso continued to affect the competitiveness of the Company's exports while favoring imports into the domestic market. Lower production levels, as a result of reduced demand, resulted in a lower fixed cost absorption.

All figures provided in this communication are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are presented in constant Mexican pesos as of December 31, 2001. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month.

This communication contains certain forward-looking statements and information relating to Vitro, S.A. de C.V. and its Subsidiaries that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. Such statements reflect the current views of Vitro with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results or performance of Vitro to be materially different from any future results or performance that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which Vitro does business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Vitro does not intend, and does not assume any obligation, to update these forward-looking statements.

Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA), through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, household products and glassware. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, household appliances, fiberglass, plastic and aluminum containers, and glassware for commercial, industrial and consumer uses. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 10 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Grupo Vitro's website can be found at: http://www.vto.com

Fourth quarter and fiscal 2001 results
Conference Call and Web cast
Tuesday, February 26, 2002
12:00 PM US CT (Monterrey time); 1:00 PM US ET

A live web cast of the conference call will be available to investors and the media at http://www.vto.com/ through Tuesday, March 26, 2002.

For inquiries regarding the web cast, please contact Dario Wolos of CCBN via telephone at (617) 801-7739, or via email at dwolos@ccbn.com
For further information, please contact:

(Investor Relations)Beatriz MartinezVitro S.A. de C.V.011 (52) 8863-1258bemartinez@vto.com (U.S. agency)Luca Biondolillo / Susan Borinelli Breakstone & Ruth International(646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com (Media Relations)Albert Chico Vitro, S. A. de C.V.011 (52) 8863-1335achico@vto.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
The positive YoY sales performance in U.S. dollar terms for the year and the fourth quarter was mainly driven by the businesses of Flat Glass, Glass Containers and Acros Whirlpool. Similarly to last quarter, sales in peso terms at the Flat Glass business unit remained practically flat YoY, overcoming the pressure that a strong peso puts on prices, increased imports and the decline

DIRECTOR REPORT (1)

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CONSOLIDATED

JUDGED INFORMATION

Final Printing

in demand caused by the slowdown of the U.S. economy and its impact over the Mexican economy. Flat Glass was able to increase sales in dollar terms, among other things as a result of the consolidation of Cristalglass, its European-based subsidiary. Glass Containers showed an increase resulting for the most part from the domestic market, with additional sales especially to beer producers and a general increase in sales of niche products with a better sales mix. At Acros Whirlpool, volume increases in the export markets and added sales of recently launched products, were the main drivers for the growth in sales, partially offsetting price pressures. For Glassware, sales for the quarter decreased YoY, as result of a decline in demand in the retail, institutional and industrial sectors, as a result of the slowdown of the U.S. and Mexican economies. As was announced during IIIQ'01, to improve synergies and further reduce costs, the Diverse Industries unit was integrated into the remaining units; various parts of Diverse Industries are in the process of being sold and the remaining companies will be operated as part of the remaining units. Fiber Glass, which sells to both the construction and auto segment, is now managed by the Flat Glass business unit, the plastic business, that has distribution channels similar to those of Glassware, is now managed under such unit. The remaining businesses are currently reporting to the Glass Containers unit either because of vertical integration or market similarities.

EBIT and EBITDA

EBITDA has remained strong, and was above US$500 million for the fifth consecutive year, notwithstanding adverse market conditions EBITDA for the year was US$513 million. Despite various internal measures and efforts undertaken to offset adverse circumstances, YoY EBIT and EBITDA declined mainly as a consequence of favorable imports resulting from a strong peso, pricing measures that the Company agreed to absorb to strengthen market participation in certain businesses, vis-à-vis the slowdown in demand aggravated during the IIIQ'01 in the U.S. economy, and impacting the Mexican economy as well. The strength of the peso, which has appreciated YoY by 4.6% for the year plus an annual inflation of 4.4%, continued to affect the competitiveness of the Mexican industry. Also, lower production levels, as a result of a decline in demand, resulted in a lower fixed cost absorption. Additionally, during the quarter the Company incurred certain labor expenses that were paid in lieu of profit sharing to workers, mainly in connection with the realignment of certain businesses, and that, on the other hand, improved the tax planning, therefore resulting in net free cash flow generation, plus improved services to customers and lower administrative costs. These additional expenses amounted to approximately US$10 million for the year.

Total Financing Cost

Interest expense for the quarter decreased due to a lower weighted average cost of debt, which declined to 8.6% from 10.2% for IVQ'00 as a result primarily of lower market rates, a decrease in the aggregate amount of debt and the Company's liability management strategies. Additionally, the Company has locked-in fixed rates for certain of its floating rate liabilities, through various interest rate cap transactions that amount to US$350 million and that should aid to lower the Company's financing cost in the future. The weighted average cost of debt for fiscal 2000 was 10.3%, while for 2001 it was 9.1%. Currently, debt accruing interest at fixed rates represents 53% of total debt of the Company.

Due to the 3.6% appreciation of the peso during IVQ'01, the Company recorded a non-cash exchange gain for the period. Overall, the Company recorded, a total financing gain for the quarter of Ps$171 mill. (US$18 mill.), compared with a total financing cost of Ps$414 mill. (US$41 mill.) for the fourth quarter of last year, when a devaluation of the peso produced a non-cash foreign exchange loss.

Taxes

The Company has made an effort to improve its tax position, taking different measures to pay taxes more efficiently. As a result of that, taxes plus profit sharing to workers (PSW) for the year declined due to the reorganizations that took place at the end of 2000 and in the last quarter of 2001, within the Glass Containers, Flat Glass and Glassware business units, to improve service to customers and reduce administrative costs. Another factor that contributed to lower taxes & PSW was a reduction in the EBIT base YoY. For the quarter taxes increased YoY due to the recognition of deferred taxes in some of our foreign subsidiaries, and PSW went down as a result of the above-mentioned reorganizations.

Net Income

Net income for the quarter was Ps$354 mill. (US$38 mill.), compared with Ps$51 mill. (US$6 mill.) during IVQ'00 mainly as a result of a considerable, non-cash, exchange gain. Net majority income for the quarter was Ps$217 mill. (US$23mill.), compared with a net loss of majority interest for IVQ'00 of Ps$70 mill. (US$6 mill.). The Other Income (expense) item for the quarter, included severance payments made in connection with an ongoing reorganization program and non-cash losses in connection with the sale of certain assets and the write-off of obsolete assets.

Capital Expenditures

In the aggregate, CAPEX for fiscal 2001 was US$100 mill., US$10 mill. less than the aggregate amount of CAPEX for 2000. CAPEX for the year was mainly used for maintenance purposes. CAPEX for the year was between 15% and 20% lower than the originally budgeted US$ 120-130 million as a means to optimize the utilization of the Company's cash flow generation.

Financial Position

The US$38 million QoQ debt reduction was achieved through various internal savings and using, solely, internally generated funds. The Company met all the maturities of short-term euro commercial paper that came between the months of September and January, which was not renewed. As of this date, the Company has no commercial paper outstanding. The US$58 million debt reduction for the year, along with lower interest rates, coupled with the improvement in the Company's liability management strategies, resulted in interest. coverage of 3.3 times. Financial leverage (Total Debt/EBITDA) stood at 2.97 times, slightly higher than year-end 2000 of 288 times, but that reflects a lower EBITDA. It's worth noting that the debt reduction was achieved notwithstanding the acquisition of Cristalglass and severance payments made in connection with our ongoing corporate reorganization of US$34 million.

Debt Profile as of December 31st, 2001

· 57% of debt was long-term.
· Average life of debt was 2.7 years.
· 50% of debt maturing in the period January '02 - December '02, or approximately US$334 million, is related to trade finance, which the Company regularly renews.
· Current maturities of long-term debt include a maturity of US$175 million on May '02 of a bond placed in the international capital markets.
· Rate composition of Company's debt: fixed rate = 53%; floating rate and fixed spread = 25%; short-term debt subject to market conditions = 22%

Cash Flow
Year over year, lower CAPEX and better working capital management, along with lower taxes and dividends paid, resulted in an improvement of net free cash flow generation that offset a lower YoY EBITDA for the quarter. Net free cash flow generated during the quarter was used mainly for debt reduction, severance payments as part of the ongoing corporate reorganization, the settlement of the final equity SWAP transaction that the Company had contracted and a US$33 million increase QoQ in the Balance Sheet's Cash and Cash Equivalent line.
As a percentage of sales, working capital investments for IVQ'01 were reduced to 8.92% from 12.6% for IVQ'00.

Flat Glass
(36% of Sales)
Sales

Sales of the business unit during the quarter increased 5.9% in dollar terms and remained flat in peso terms as a significant percentage of the business' revenues are denominated in U.S. dollars. On the domestic front the business remained relatively stable, despite pricing pressures from Asian imports, the slowdown of the auto segment and lower sales of fiberglass due to the maintenance given to one of its furnaces. At the same time, some volume previously consumed internally for the auto segment was shifted to the export market, favoring sales in that sector although impacting the sales mix. Foreign subsidiaries increased sales YoY by 11.3% mainly driven by Cristalglass. YoY, volumes for the quarter were flat for both construction and auto segments, although for the year volumes declined by 2.9%, basically due to the slowdown of the auto segment. In 2001, OEM represented 15% of the unit's sales and 6% of the Company's sales. Fiberglass volumes were down by

8.5% due mainly to the above-mentioned shutdown of one of its furnaces to finish major maintenance work and as a result increase capacity. Results of the Flat Glass business for the quarter and the full year include the segment of Fiber Glass, formerly managed within Diverse Industries. In 2001, Fiber Glass represented approximately 5% of the aggregate business unit sales for both the quarter and the year, and 6% for 2000.

EBIT and EBITDA
Mainly a strong peso that promoted imports and reduced income in peso terms, affected EBIT and EBITDA margins on a YoY basis for the quarter. Also, market conditions have resulted in reduced demand, which has continued to increase price pressures for the Company. On the foreign subsidiaries front, there are still efforts that are being made to bring the former Harding Glass business into the operations efficiency levels of VVP America. Efforts have been made to reduce costs, such as a personnel reduction of 3% in the last quarter. Operating efficiencies have been improved, which has allowed the company to partially compensate for the market slowdown of this last quarter. Further efforts are being made to increase efficiencies and improve the product mix. The unit went at the end of 2000 into a series of reorganizations that benefited the cash flow generation by a better tax planning and at the same time improving sales service toward clients, however, due to such event, during the quarter some labor expenses were incurred in lieu of payment of PSW that also impacted EBIT and EBITDA. The recently integrated fiberglass segment represented approximately 13% of EBIT and 11% of EBITDA for the year.

Glass Containers
(32% of Sales)
Sales
Total YoY sales of the Glass Containers business unit increased by 8.7% in dollar terms. The beer, soft drink, wine and cosmetic segments contributed to most of the improvement. Also, focusing in more profitable niche segments paired with more effective marketing to the end consumer has yielded better sales. The export market remained practically flat. Sales from foreign subsidiaries increased as a result of the global strategy of the unit to help cover unattended demand in the south of Mexico and north of Central America, due to lack of capacity at the Mexican plants. Alcali (raw materials), showed a YoY increase in sales as a result of better market conditions for the products that it produces and distributes. The rest of the non-glass segments were affected by the slowdown of the U.S. and Mexican economy. Results of the Glass Containers business unit for the quarter and the full year included the results of the ampoules, capital goods, raw materials and aluminum can segments, formerly managed by Diverse Industries. In 2001, these segments represented 2001 20.3% of net sales, compared with 22.3% for the previous year. For the quarter, the non-glass segments decreased YoY by 10.9%.

EBIT and EBITDA
The glass segment showed an improvement QoQ of around 110 basis points in its EBITDA margins due to cost efficiency measures and a better sales mix. On an annualized basis, the recently integrated non-glass units represented approximately 14% of EBIT and 16% of EBITDA for the year, compared with 16% of EBIT and 17% of EBITDA for 2000. With the exception of Alcali (raw materials), the rest of the non-glass segments were negatively affected by the strong peso and pressures on prices due to a condition of over-supply for the aluminum can segment and favorable imports that have affected the ampoules segment. Glass

Containers underwent at the end of 2000 several reorganizations that benefited the cash flow generation, leaded to a better tax planning and improved service to clients. At the same time, the above-mentioned reorganizations resulted in some extra labor expenses, in lieu of payment of profit sharing to workers, which affected margins during the quarter.

Glassware

(9% of Vitro's Sales)

Sales

The decrease in consolidated net sales on a YoY basis continued to be attributable to the decline in demand, both in the U.S. and Mexican economies, for both glass and plastic products. The decline in sales is also attributable to an increase in import products, especially from European and Asian competitors, as a result of a strong peso and the continued decline in import tariffs, which affected revenues in the domestic market. In the export market, sales continued to decline as a result of a slowdown in demand for the hotel, restaurant service, and industrial products (coffee carafes, blenders, etc.). Volumes for IVQ'01 showed an increase of 10% over IIIQ'01, but decreased YoY by 13%. Plastic volumes showed an increase over IIIQ'01 of 5.4%, but decreased YoY by 8.7%. The recently integrated, for management purposes, plastic segment, formerly part of Diverse Industries, represented approximately 21% of Glassware sales for both the quarter and the year 2001. For 2000, it represented 19% of the unit's sales. Glassware's management is focusing on improving returns by renewing and maintaining a constant commitment to improve its line of offered products, improving the sales mix toward niche markets and focusing more on the distribution front.

EBIT and EBITDA

YoY, IVQ'01 results decreased by 44.0% mainly as a result of lower sales and thus lower fixed cost absorption. The less attractive sales mix due to the decline in demand in the most profitable segments and exports at prices that may not be met in industrialized economies also affected both EBIT and EBITDA margins. Management continues its strategy of maintaining low inventories, in an effort to increase cash flow generation, improving product innovation and client service, and focusing on distribution efforts. Reorganizations made to increase cash flow resulted in some extra labor expenses for the period paid in lieu of PSW, which affected the EBIT and EBITDA generation. The recently integrated plastics segment represented approximately 18% of EBIT and 16.5% of EBITDA for IVQ'01, and 15% for both EBIT and EBITDA for the year.

Acros Whirlpool

(23% of Sales)

Sales

During the quarter, demand from the export market for products of this business unit increased in unit terms more that 31%, despite the U.S. economic downturn. The new range platform contributed to most of the increase, followed by the refrigerator segment, since Acros Whirlpool's export models represent a more affordable option for the U.S. consumers. This trend helped offset flat sales shown in the domestic market, which are being affected by low-price imports benefited by the strong peso and a general slowdown in the appliances sector. For the year, volumes increased by 8%, due mainly to the introduction of the new range platform and the certain models within the refrigerator segment.

DIRECTOR REPORT (1)

ANNEX 1

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Final Printing

EBIT and EBITDA

Profitability continued to be affected mainly by pricing pressures, mostly from Korean imports into the domestic market. The increased participation of dollar denominated sales via exports, helped offset the pressures shown on the domestic front. Management of Acros Whirlpool is focusing on improving the product mix to improve margins, such as refrigerators over nine feet in size, the consolidation of the new range platform, which is likely to result in operating efficiencies, the new refrigerator line to be produced, and a new import model in the washer segment.

Recent Key Developments

DEBT REFINANCING

The Company's internal resources, existing credit facilities coupled with additional facilities being completed, a capital-markets raising exercise in the Mexican domestic market, and proceeds from divestitures, are expected to be used as means to refinance the Company's Yankee Bond that matures in May of 2002.

DEBT REDUCTION

Debt was reduced by approximately US$58 million for the year to US$1,576 million, notwithstanding significant expenditures resulting from a corporate reorganization (US$34 million) and the acquisition of Cristalglass. Also, efforts have been made to reduce holding company debt. This reflects the Company's desire to improve its financial ratios towards investment grade levels.

ACROS WHIRLPOOL

The Company announced today that it has reached an agreement in principle with Whirlpool Corporation, to sell its 51% controlling interest in Acros Whirlpool. The transaction was approved by Whirlpool's and Vitro's boards last week, and still requires approval by the competent authorities and Vitro's shareholders. The transaction, which is expected to be completed during the second quarter of this year, is consistent with Vitro's efforts to concentrate in its core businesses.

DIVESTITURE PLAN UPDATE

The Company has been negotiating agreements that are near completion, for the sale of two businesses. One transaction should result in the Company receiving applicable proceeds in the near future. A second transaction is currently being negotiated, but requires government approvals that may slowdown completion. Other divestitures are not currently being pursued as aggressively awaiting for better market conditions. Although there can be no assurance that such sales will be completed, Vitro remains committed to divest non-strategic assets.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

JOIN VENTURE WITH AFG INDUSTRIES

The Company has continued the negotiations of the relevant agreements with AFG to convert a glass containers facility in Mexicali into a flat glass production facility. The agreements are expected to be completed shortly and construction is expected to be commenced during the second half of this year.

1.- THE INVESTMENTS IN SUBSIDIARIES AND ASSOCIATED COMPANIES

A) THE CONSOLIDATION OF THE FINANCIAL STATEMENTS WERE PREPARED IN ACCORDANCE WITH THE FOLLOWING BASIS:

ALL OF THE FIGURES ARE GIVEN IN THOUSANDS MEXICAN PESOS UNLESS OTHERWISE INDICATED, AND ALL COMPARISIONS ARE MADE IN CONSTANT PESOS AS OF DECEMBER 31 2001.

THOSE COMPANIES IN WHICH VITRO, S. A. DE C. V. HOLDS MORE THAN 50 % OF THE CAPITAL STOCK OR THE CONTROL OF THEM ARE INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS. FOR THOSE COMPANIES IN WHICH VITRO HAS JOINT CONTROL, BUT SIGNIFICATIVE INFLUENCE IS EXCERCISED, THE PROPORCIONAL CONSOLIDATION METHOD IS USED.

EVERY COMPANIES IN WHICH LESS THAN 50% OF ITS CAPITAL STOCK IS OWNED, ARE RECORDED UNDER THE EQUITY METHOD,

B) THE RESTATED ADJUSTED COST OF THE INVESTMENT IN UNCONSOLIDATED ASSOCIATED COMPANIES AT DECEMBER 31, 2001 WAS PS.43,482.

THE DIVIDENDS RECEIVED BY VITRO,S. A. DE C. V. FROM ITS SUBSIDIARIES AND ASSOCIATED COMPANIES FOR THE NINE MONTHS ENDED DECEMBER 31, 2001 AMOUNTED PS. 289,079.

2.- OTHER

A) ANNEX 6.- THE MONETARY POSITION (LIABLITY) OF FOREIGN SUBSIDIARIES WAS $ 12.7 MILLON DOLLARS. IN THE SAME ANNEX THE ROW TOTAL ASSETS INCLUDES $51.4 AND $532.9 MILLONS DOLLARS OF INVENTORIES AND FIXED ASSETS OF MEXICAN SUBSIDIARIES.

B) INCLUDES 20,528,270 VITRO'S SHARES WHICH ARE LOCATED IN THE EMPLOYEE STOCK OPTIONS TRUST VALUED IN PS. 174,619 AND PS. 151,791 OF MINIMUM PENSION LIABILITY ADJUSTMENT AND THE EFFECT FROM APPLICATION OF THE NEW BULLETIN D-4 IS FOR $1,404,096.

C) WE ARE ACOMPANNING A SUMMARY OF CERTAIN SEGMENT INFORMATION IN ATTACHED SCHEDULE AS OF DECEMBER 31, 2001 AND 2000.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 VITRO ENVASES NORTEAMERICA, S.A.DE CV	ENVASES DE VIDRIO	759,561,828	100.00	759,562	759,562
2 PLASTICOS BOSCO, S.A. DE C.V.	ARTICULOS DE PLASTICO	28,416,542	100.00	28,417	28,417
3 ENVASES CUAUTITLAN, S.A. DE C.V.	FAB. VTA. DE ENVASES DE PLASTICOS	40,364,003	100.00	40,364	40,364
4 VITROPLAN, S.A. DE C.V.	SUB-TENEDORA	31,830,500	65.00	31,830	31,830
5 VITRO CORPORATIVO, S.A. DE C.V.	PRESTACION DE SERVICIOS	468,734,000	100.00	468,734	468,734
6 VITROCRISA HOLDING, S.A. DE C.V.	SUB-TENEDORA	134,505,234	51.00	134,505	134,505
7 VITROMATIC, S.A. DE C.V	SUB-TENEDORA	308,990,717	51.00	308,991	308,991
8 AEROEMPRESARIAL, S.A. DE C.V.	PRESTACION DE SERVICIOS AEREOS	71,524,627	100.00	71,525	71,525
9 VITRO AMERICAN NATIONAL CAN, S.A	FAB. DE LATAS DE ALUMINIO	105,672,290	50.00	105,672	105,672
10 VIDRIO LUX, S.A.	FAB. DE ENVASES DE VIDRIO	63,200	100.00	34,153	34,153
11 VITROSA, A.G.	SUB-TENEDORA	362,939,184	100.00	362,939	362,939
12 FOMENTO INMOBILIARIO Y DE LA CONSTRUCCION, S.A.	INMOBILIARIA	470,997,088	100.00	470,997	470,997
13 AMPOLLETAS, S.A.	FAB. DE AMPOLLETAS,FRASCOS Y ART.DE VID	96,900	51.00	97	97
14 INMOBILIARIA DE LA SUERTE, S.A DE C.V.	ARRENDADORA DE INMUEBLES	34,999	100.00	42	42
15 VITRO CLEAN FUELS S. DE R.L.	ARTICULOS RELACIONADOS CON COMBUSTIBLE	2,465,544	51.00	2,466	2,466
16 FABRICACION DE CUBIERTOS, S.A. DE C.V.	FAB. DE CUBIERTOS	30,412,485	100.00	30,412	30,412
17 CRISA LIBBEY S.A. DE C.V.	COMERCIALIZADORA	25,500	51.00	26	26
18 SERVICIOS Y OPERACIONES FINAN. VITRO,S.A.DE C.V.	PRESTACION DE SERVICIOS	345,459,243	100.00	345,459	345,459
19 INVERSIONES MOZA, S.A.DE C.V.	SUB-TENEDORA	25,321,041	100.00	25,321	25,321
20 MANUFACTURAS,ENSAMBLES Y FUND. S.A. DE C.V.	BIENES DE CAPITAL Y HERRAMIENTAS	118,763,806	51.00	118,764	118,764
21 VITRO H2O DE MEXICO, S- DE R.L.	ARTICULOS PARA TRATAMIENTO DE AGUA	1,530,000	51.00	1,530	1,530
22 E. HOLDING VITRO, S.A. DE C.V.	SERVICIOS DE SISTEMAS	50,000	100.00	50	50
TOTAL INVESTMENT IN SUBSIDIARIES				**3,341,856**	**3,341,856**
ASSOCIATEDS					
1 SOURDILLON DE MEXICO, S.A. DE C.V.	FAB.Y VTA. DE TERMOSTATOS,	541,480	34.00	43,482	43,482
		0	0.00	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL INVESTMENT IN ASSOCIATEDS				43,482	43,482
OTHER PERMANENT INVESTMENTS					0
TOTAL					3,385,338

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION **CONSOLIDATED**
Previous Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,417,989	223,461	1,194,528	9,808,802	4,860,209	6,143,121
MACHINERY	9,950,739	3,210,848	6,739,891	17,592,933	13,703,495	10,629,329
TRANSPORT EQUIPMENT	0	0	0	0	0	0
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**11,368,728**	**3,434,309**	**7,934,419**	**27,401,735**	**18,563,704**	**16,772,450**
NOT DEPRECIATION ASSETS						
GROUNDS	566,705	0	566,705	3,014,826	0	3,581,531
CONSTRUCTIONS IN PROCESS	690,487	0	690,487	0	0	690,487
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,257,192**	**0**	**1,257,192**	**3,014,826**	**0**	**4,272,018**
TOTAL	**12,625,920**	**3,434,309**	**9,191,611**	**30,416,561**	**18,563,704**	**21,044,468**

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE MEXICO, S.	22/03/2002	4.59	0	0	4,585	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	10/04/2002	4.61	0	0	22,924	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	17/05/2002	4.36	0	0	27,509	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	12/06/2002	4.18	0	0	9,170	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	15/02/2002	5.56	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	08/03/2002	5.53	0	0	9,170	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	09/01/2002	5.44	0	0	0	0	0	0	0	0	8,894	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	22/02/2002	4.59	0	0	18,339	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	15/02/2002	5.55	0	0	22,924	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	19/06/2002	4.23	0	0	0	0	0	0	0	0	22,924	0	0	0	0	0
BBVA BANCOMER	20/05/2002	4.11	0	0	45,848	0	0	0	0	0	0	0	0	0	0	0
HYPO VEREISBANK	10/01/2002	4.15	0	0	0	0	0	0	0	0	6,464	0	0	0	0	0
HSBC BANK	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	55,017	55,017	55,017	55,017	41,263
CITIBANK N.A.	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	82,526	82,526	82,526	82,526	61,894
BANCOMEXT	21/08/2006	4.27	0	0	0	91,695	91,695	91,695	91,695	68,771	0	0	0	0	0	0
ABN AMRO BANK, N.V.	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	55,017	55,017	55,017	55,017	41,263
BANCO NACIONAL DE MEXICO, S.	21/08/2006	4.27	0	0	0	55,017	55,017	55,017	55,017	41,263	0	0	0	0	0	0
BANK OF MONTREAL	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	36,678	36,678	36,678	36,678	27,509
BANCA NAZIONALE DEL LAVORO	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,339	18,339	18,339	18,339	13,754
CHASE BANK OF TEXAS	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,339	18,339	18,339	18,339	13,754
CREDIT SUISSE FIRST BOSTON	21/08/2006	4.27	0	0	0	0	0	0	0	0	0	18,339	18,339	18,339	18,339	13,754
CITIBANK N.A.	15/02/2002	5.83	0	0	0	0	0	0	0	0	45,848	0	0	0	0	0
CITIBANK N.A.	05/04/2002	4.67	0	0	0	0	0	0	0	0	36,678	0	0	0	0	0
CITIBANK N.A.	20/05/2002	4.44	0	0	0	0	0	0	0	0	8,253	0	0	0	0	0
CITIBANK N.A.	03/06/2002	4.25	0	0	0	0	0	0	0	0	13,754	0	0	0	0	0
CITIBANK N.A.	10/06/2002	4.34	0	0	0	0	0	0	0	0	91,695	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BBVA BANCOMER	28/01/2002	5.37	0	0	41,263	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	21/02/2002	5.11	0	0	45,848	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	27/02/2002	5.11	0	0	55,017	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	26/04/2002	4.48	0	0	0	0	0	0	0	0	91,695	0	0	0	0	0
CITIBANK N.A.	12/06/2002	4.18	0	0	0	0	0	0	0	0	183,390	0	0	0	0	0
CITIBANK N.A.	17/06/2002	4.24	0	0	0	0	0	0	0	0	82,526	0	0	0	0	0
BBVA BANCOMER	04/03/2002	5.11	0	0	41,263	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	25/11/2004	5.72	0	0	50,432	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	25/11/2004	4.26	0	0	91,695	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	25/11/2004	4.24	0	0	27,509	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	25/11/2004	4.25	0	0	100,865	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/12/2003	5.95	0	0	0	0	0	0	0	0	0	0	275,085	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	146,712	0	0	0	0	0	0	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	96,280	0	0	0	0	0	0	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	339,272	0	0	0	0	0	0	0	0	0
COMERICA BANK	31/03/2003	3.85	0	0	0	0	105,449	0	0	0	0	0	0	0	0	0
COMERICA BANK	28/02/2004	4.98	0	0	0	36,678	36,678	18,339	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	17/01/2002	4.57	0	0	146,712	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	15/03/2002	5.33	0	0	0	0	0	0	0	0	36,678	0	0	0	0	0
CITIBANK N.A.	03/05/2002	4.66	0	0	0	0	0	0	0	0	10,086	0	0	0	0	0
CITIBANK N.A.	03/05/2002	4.66	0	0	0	0	0	0	0	0	3,668	0	0	0	0	0
BBVA BANCOMER	13/05/2002	3.97	0	0	50,432	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	01/04/2002	4.33	0	0	0	0	0	0	0	0	91,695	0	0	0	0	0
COMERICA BANK	30/07/2003	7.27	0	0	0	0	0	0	0	0	0	36,678	36,678	0	0	0
SANTANDER-SERFIN	15/11/2004	5.90	0	0	0	0	0	0	0	0	0	13,910	13,910	12,760	0	0
BBVA BANCOMER	26/03/2002	5.88	0	0	45,848	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	19/04/2002	4.70	0	0	31,176	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	24/06/2002	6.19	0	0	45,848	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANORTE	07/01/2002	6.50	0	0	27,509	0	0	0	0	0	0	0	0	0	0	0
BANORTE	18/01/2002	6.50	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
CITIBANK N.A.	24/01/2002	4.58	0	0	0	0	0	0	0	0	30,259	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	31/08/2004	5.52	0	0	0	0	0	275,085	0	0	0	0	0	0	0	0
CITIBANK N.A.	29/06/2005	6.21	0	0	0	0	0	0	0	0	0	60,519	60,519	60,519	30,259	0
BANK OF MONTREAL	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	55,017	36,678	0	0
COMERICA BANK	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	55,017	36,678	0	0
EXPORT DEVELOPMENT CO.	05/06/2004	3.94	0	0	0	0	0	0	0	0	0	0	27,509	18,339	0	0
BANCO NACIONAL DE MEXICO, S.	22/03/2002	4.59	0	0	13,754	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	27/03/2002	4.54	0	0	4,585	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	18/01/2002	5.72	0	0	22,924	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	15/02/2002	5.52	0	0	9,170	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	27/03/2002	4.54	0	0	4,585	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	29/04/2002	4.47	0	0	9,170	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	22/04/2002	4.50	0	0	13,754	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	21/02/2002	4.59	0	0	18,339	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	15/04/2002	4.52	0	0	18,339	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	06/05/2002	4.33	0	0	4,585	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	15/04/2002	4.52	0	0	9,170	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	06/05/2002	4.33	0	0	4,585	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	11/02/2002	5.56	0	0	114,619	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	15/02/2002	5.55	0	0	18,322	0	0	0	0	0	0	0	0	0	0	0
INBURSA	04/01/2002	7.90	0	0	55,017	0	0	0	0	0	0	0	0	0	0	0
INBURSA	17/01/2002	7.90	0	0	91,695	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/01/2002	7.90	0	0	91,695	0	0	0	0	0	0	0	0	0	0	0
HYPO VEREINSBANK	10/01/2002	4.93	0	0	0	0	0	0	0	0	38,678	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HYPO VEREINSBANK	01/04/2002	4.92	0	0	0	0	0	0	0	0	36,678	0	0	0	0	0
HYPO VEREINSBANK	27/12/2004	7.13	0	0	0	0	0	0	0	0	0	3,179	2,120	2,120	0	0
BANCO PASTOR	28/02/2008	6.00	0	0	0	0	0	0	0	0	0	2,242	2,242	2,242	2,242	5,582
Bank of America	30/11/2003	5.50	0	0	0	0	0	0	0	0	0	0	18,339	0	0	0
Bank of America	30/11/2003	5.82	0	0	0	0	0	0	0	0	0	0	18,339	0	0	0
Bank of America	30/11/2003	3.78	0	0	0	0	0	0	0	0	0	0	36,678	0	0	0
Bank of America	30/11/2003	5.35	0	0	0	0	0	0	0	0	0	0	36,678	0	0	0
Bank of America	30/11/2003	4.08	0	0	0	0	0	0	0	0	0	0	82,526	0	0	0
Bank of America	30/11/2003	4.09	0	0	0	0	0	0	0	0	0	0	36,678	0	0	0
Banco Bogotá	21/12/2003	17.01	0	0	0	0	0	0	0	0	0	8,242	14,468	0	0	0
Banco Bogotá	01/11/2003	17.01	0	0	0	0	0	0	0	0	0	0	1,601	0	0	0
UNSECURED DEBT																
BANCO NACIONAL DE MEXICO, S.	04/01/2004	5.89	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	11/01/2004	5.82	0	0	27,509	0	0	0	0	0	0	0	0	0	0	0
INBURSA (2)	04/01/2004	7.90	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	09/01/2004	5.79	0	0	41,263	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	26/02/2004	5.52	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	03/04/2004	4.46	0	0	27,509	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	29/04/2004	4.37	0	0	32,093	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	29/05/2004	4.39	0	0	22,924	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	12/06/2004	4.18	0	0	36,678	0	0	0	0	0	0	0	0	0	0	0
HSBC BANK (2)	05/01/2004	9.98	115,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	31/01/2002	5.70	0	0	458,475	0	0	0	0	0	0	0	0	0	0	0
CAJA ESPAÑA	29/01/2002	4.56	0	0	0	0	0	0	0	0	1,596	0	0	0	0	0
CAIXA NOVA	07/02/2002	4.50	0	0	0	0	0	0	0	0	175	0	0	0	0	0
BANCO DE CASTILLA	27/03/2002	4.95	0	0	0	0	0	0	0	0	504	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO CENTRAL HISPANO	31/03/2002	5.50	0	0	0	0	0	0	0	0	91	0	0	0	0	0
BANCO SANTANDER	30/04/2002	4.96	0	0	0	0	0	0	0	0	435	0	0	0	0	0
BANCO ESPAÑOL DE CREDITO	23/05/2002	6.00	0	0	0	0	0	0	0	0	321	0	0	0	0	0
CAJA MADRID	23/05/2002	4.88	0	0	0	0	0	0	0	0	196	0	0	0	0	0
BANCO POPULAR ESPAÑOL	14/06/2002	6.25	0	0	0	0	0	0	0	0	71	0	0	0	0	0
CAJA DUERO	26/10/2002	4.50	0	0	0	0	0	0	0	0	737	0	0	0	0	0
BBV ARG.	22/11/2002	4.50	0	0	0	0	0	0	0	0	1,140	0	0	0	0	0
BANCO PASTOR	24/11/2002	4.50	0	0	0	0	0	0	0	0	1,501	0	0	0	0	0
Banco Bogotá	03/03/2002	21.00	0	0	0	0	0	0	0	0	53	0	0	0	0	0
WITH WARRANTY																
SANTANDER-SERFIN	23/01/2003	7.13	0	0	0	3,891	1,995	0	0	0	0	0	0	0	0	0
SANTANDER-SERFIN	31/01/2006	8.75	20,377	64,527	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER-SERFIN	31/01/2006	8.75	10,972	34,745	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE (CONACYD)	13/10/2005	3.39	5,225	15,675	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	4,585	4,585	4,585	4,585	4,585	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	18,339	18,339	18,339	18,339	18,339	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	42,210	42,210	42,210	42,210	42,210	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	04/09/2006	4.84	0	0	0	6,113	6,113	6,113	6,113	6,113	0	0	0	0	0	0
BANCOMEXT	25/09/2006	3.76	0	0	0	0	0	0	0	275,085	0	0	0	0	0	0
COMERICA BANK	30/07/2003	5.23	0	0	0	25,927	43,031	0	0	0	0	0	0	0	0	0
FNB BOSTON	30/07/2003	7.27	0	0	0	20,741	34,419	0	0	0	0	0	0	0	0	0
HYPO VEREINSBANK	30/07/2003	7.27	0	0	0	15,556	25,814	0	0	0	0	0	0	0	0	0
BANQUE NATIONALE DE PARIS	30/07/2003	7.27	0	0	0	10,371	17,209	0	0	0	0	0	0	0	0	0
FUJI BANK	30/07/2003	7.27	0	0	0	10,371	17,209	0	0	0	0	0	0	0	0	0
THE NORTHERN TRUST COMPANY	30/07/2003	7.27	0	0	0	10,371	17,209	0	0	0	0	0	0	0	0	0
ROYAL BANK OF CANADA	30/07/2003	7.27	0	0	0	10,371	17,209	0	0	0	0	0	0	0	0	0
SANTANDER-SERFIN	31/01/2006	8.75	15,675	49,640	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	15/07/2003	5.57	0	0	0	0	0	0	0	0	0	12,226	47,373	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
PUBLICO	23/01/2002	8.39	0	0	0	0	0	0	0	0	32,093	0	0	0	0	0
PUBLICO	23/01/2002	8.61	0	0	0	0	0	0	0	0	17,422	0	0	0	0	0
PUBLICO	24/01/2002	8.27	0	0	0	0	0	0	0	0	9,445	0	0	0	0	0
PUBLICO	26/03/2002	8.38	0	0	0	0	0	0	0	0	9,811	0	0	0	0	0
PUBLICO	15/10/2002	8.57	0	0	0	306,577	0	0	0	0	0	0	0	0	0	0
PUBLICO	12/10/2004	10.17	0	0	0	0	0	139,209	0	0	0	0	0	0	0	0
PUBLICO	12/10/2006	9.48	0	0	0	0	0	0	0	431,994	0	0	0	0	0	0
PUBLICO	07/06/2006	8.58	0	0	0	0	0	0	0	557,412	0	0	0	0	0	0
PUBLICO	15/05/2002	10.25	0	0	0	0	0	0	0	0	0	1,604,663	0	0	0	0
PUBLICO	15/05/2007	11.38	0	0	0	0	0	0	0	0	0	0	0	0	0	2,200,680
LLOYDS BANK	01/05/2002	4.14	0	0	0	0	0	0	0	0	4,401	0	0	0	0	0
SCOTIABANK	01/03/2002	4.46	0	0	0	0	0	0	0	0	31,635	0	0	0	0	0
CITIBANK	01/02/2002	3.75	0	0	0	0	0	0	0	0	9,489	0	0	0	0	0
SCOTIABANK	01/10/2005	7.57	0	0	0	0	0	0	0	0	0	27,509	27,509	27,509	29,111	0
INTERNATIONAL FINANCE CORP.	31/05/2003	9.44	0	0	0	0	0	0	0	0	0	18,912	6,304	0	0	0
TOTAL BANKS			**167,749**	**164,587**	**2,294,035**	**668,913**	**1,116,445**	**650,592**	**217,959**	**1,445,772**	**958,979**	**2,072,335**	**1,138,845**	**481,100**	**345,867**	**2,419,453**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
OBSA	26/02/2004	8.28	0	310,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**310,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
AMERICAN NATURAL SODA ASH CO			0	0	0	0	0	0	0	0	107,268	0	0	0	0	0
ALCAN ALUMINUM CORPORATION			0	0	0	0	0	0	0	0	45,289	0	0	0	0	0
ARCO ALUMINUM, INC.			0	0	0	0	0	0	0	0	42,631	0	0	0	0	0
SOLUTIA, INC.			0	0	0	0	0	0	0	0	41,795	0	0	0	0	0
UNION PACIFIC RAILROAD CO.			0	0	0	0	0	0	0	0	34,028	0	0	0	0	0
REXAM BEVERAGE CAN AMERICAS			0	0	0	0	0	0	0	0	27,598	0	0	0	0	0
ENRON CAPITAL & TRADE RESOUR			0	0	0	0	0	0	0	0	27,077	0	0	0	0	0
LIBBEY OWENS FORD CO.			0	0	0	0	0	0	0	0	22,379	0	0	0	0	0
KIMBLE GLASS INC.			0	0	0	0	0	0	0	0	17,329	0	0	0	0	0
PILKINGTON BROTHER LTD			0	0	0	0	0	0	0	0	16,454	0	0	0	0	0
AMERICAN FUJI SEAL,INC			0	0	0	0	0	0	0	0	12,782	0	0	0	0	0
PHILLIPS 66 COMPANY			0	0	0	0	0	0	0	0	12,320	0	0	0	0	0
PEMEX GAS Y PETROQUIMICA BAS			65,704	0	0	0	0	0	0	0	0	0	0	0	0	0
FABRICAS MONTERREY, S.A. DE			39,246	0	0	0	0	0	0	0	0	0	0	0	0	0
COMISION FEDERAL DE ELECTRIC			36,146	0	0	0	0	0	0	0	0	0	0	0	0	0
EMPAQUES DE CARTON TITAN, S.			34,813	0	0	0	0	0	0	0	0	0	0	0	0	0
RESIRENE S.A. DE C.V.			32,649	0	0	0	0	0	0	0	0	0	0	0	0	0
TECHINT COMPAGNIA TECNICA IN			32,099	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIAS PRIMAS MONTERREY, S			30,525	0	0	0	0	0	0	0	0	0	0	0	0	0
TFM S.A DE C.V.			25,728	0	0	0	0	0	0	0	0	0	0	0	0	0
CARTONPACK, S.A. DE C.V.			23,315	0	0	0	0	0	0	0	0	0	0	0	0	0
WILLAMETTE DE MEXICO, S.A. D			23,234	0	0	0	0	0	0	0	0	0	0	0	0	0
PRAXAIR MEXICO, S.A. DE C.V.			23,119	0	0	0	0	0	0	0	0	0	0	0	0	0
LUZ Y FUERZA DEL CENTRO			21,411	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Previous Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SMURFIT CARTON Y PAPEL DE ME			19,471	0	0	0	0	0	0	0	0	0	0	0	0	0
FERROSUR, S.A. DE C.V.			16,859	0	0	0	0	0	0	0	0	0	0	0	0	0
GAS INDUSTRIAL DE MONTERREY,			15,580	0	0	0	0	0	0	0	0	0	0	0	0	0
INGENIERIA EN EMPAQUE ARVISA			14,078	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIAS PRIMAS DE LAMPAZOS			13,682	0	0	0	0	0	0	0	0	0	0	0	0	0
MADERAS Y EMPAQUES SAN FERNA			12,301	0	0	0	0	0	0	0	0	0	0	0	0	0
SMURFIT CARTON Y PAPEL DE ME			11,860	0	0	0	0	0	0	0	0	0	0	0	0	0
otros proveedores			1,342,387	0	0	0	0	0	0	0	1,069,458	0	0	0	0	0
TOTAL SUPPLIERS			**1,834,187**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,476,408**	**0**	**0**	**0**	**0**	**0**
Otros pasivos			792,028	0	0	0	0	0	0	0	890,902	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**792,028**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**890,902**	**0**	**0**	**0**	**0**	**0**
			2,793,964	**474,587**	**2,294,035**	**668,913**	**1,116,445**	**650,592**	**217,959**	**1,445,772**	**3,326,289**	**2,072,335**	**1,138,845**	**481,100**	**345,867**	**2,419,453**

NOTES

The exchange rate used as of December 31, 2001 is 9.1695 peso/dollar.

On January 25, 2001, Vitro´s Public UDI-denominated Debt for the amount of 515,000,000 UDIs was swapped to US Dollars; on April 6, 2001, 90% of it was changed from floating to fixed rate.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	801,048	7,345,210	0	0	7,345,210
OTHER	0	0	0	0	0
TOTAL	**801,048**	**7,345,210**			**7,345,210**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	278,999	2,558,281	0	0	2,558,281
INVESTMENTS	23,030	211,174	0	0	211,174
OTHER	251,570	2,306,771	0	0	2,306,771
TOTAL	**553,599**	**5,076,226**			**5,076,226**
NET BALANCE	**247,449**	**2,268,984**			**2,268,984**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,159,346**	**10,630,623**	0	0	**10,630,623**
LIABILITIES POSITION	**1,764,284**	**16,177,605**			**16,177,605**
SHORT TERM LIABILITIES POSITION	849,889	7,793,061	0	0	7,793,061
LONG TERM LIABILITIES POSITION	914,395	8,384,544	0	0	8,384,544
NET BALANCE	**(604,938)**	**(5,546,982)**			**(5,546,982)**

NOTES

The exchange rate used as of December 31, 2001 is 9.1695 peso/dollar.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**
VITRO, S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	4,509,666	20,048,898	15,539,232	0.51	78,988
FEBRUARY	4,641,722	20,254,191	15,612,469	0.23	35,532
MARCH	4,514,278	20,584,976	16,070,698	0.37	59,274
APRIL	4,509,618	20,345,346	15,835,728	0.45	71,039
MAY	4,508,143	20,190,550	15,682,407	0.32	50,346
JUNE	4,604,172	20,369,802	15,765,630	0.12	18,504
JULY	4,453,109	19,723,799	15,270,690	0.03	4,501
AUGUST	4,300,184	19,690,376	15,390,192	0.22	33,709
SEPTEMBER	4,429,969	19,874,261	15,444,292	1.08	167,019
OCTOBER	4,636,157	20,431,481	15,795,324	0.36	56,573
NOVEMBER	5,023,671	20,331,418	15,307,747	0.48	74,140
DECEMBER	5,041,807	20,137,908	15,096,101	0.01	1,231
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**650,856**

NOTES

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

VITRO HAS ISSUED A MEDIUM TERM DEBENTURES REGISTERED IN THE STOCK MARKET. COVENANTS ARE INTEREST COVERAGE OVER 1 TO BE ABLE TO HIRE ADDITIONAL DEBT PAYABLE ON A PERIOD OVER 1 YEAR.

ACTUAL SITUATION OF FINANCIAL LIMITED

AS OF THE DATE COVENANTS ARE FULFILL.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**
VITRO, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
VIDRIERA MONTERREY, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA MEXICO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA LOS REYES, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA GUADALAJARA, S.A. DE	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA QUERETARO, S.A. DE C	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA TOLUCA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIERA MEXICALI, S.A. DE C.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO PACKAGING, INC.	COMERCIALIZADORA DE PRODUCTOS DE VIDRIO	0	0
METALURGICA ORIENTAL, S.A. DE	FAB DE MOLDES, TROQUELES PARA LA IND. DEL VIDRIO	0	0
PROCESADORA DE MATERIAS PRIMA	TRANSFORMACION DE MATERIAS PRIMAS	0	0
VITRO ENVASES NORTEAMERICA, S	SUB-TENEDORA	0	0
EMPRESAS COMEGUA	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
VIDRIO LUX, S.A.	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
CIA MEXICANA DE ENVASES, S.A.	FAB. Y VTA. DE ENVASES DE VIDRIO	0	0
SERVICIOS INTEGRALES DE ENVAS	COMERCIALIZADORA DE PRODUCTOS DE VIDRIO	0	0
VGD SOLUCIONES INTEGRALES DE	DISEÑO DE ENVASES	0	0
VITRO PLAN, S.A. DE C.V.	SUB-TENEDORA	0	0
VIDRIO PLANO DE MEXICO, S.A.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VIDRIO PLANO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO FLOTADO, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
CRISTALES INASTILLABLES DE ME	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
VITRO FLEX, S.A. DE C.V.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
SHATTERPROOF DE MEXICO, S.A.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
QUIMICA "M", S.A. DE C.V.	FAB Y VTA DE PRODUCTOS QUIMICOS	0	0
AUTO TEMPLEX, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
CRISTALES CENTROAMERICANOS, S	COMERCIALIZADORA	0	0
DISTRIBUIDORA NACIONAL DE VID	COMERCIALIZADORA	0	0
VVP HOLDINGS, CORP.	SUB-TENEDORA	0	0
VVP AMERICA, INC.	COMERCIALIZADORA	0	0
AUTOGLASS INC	VTA DE CRISTAL AUTOMOTRIZ	0	0
VIDRIOS TEMPLADOS DE COLOMBIA	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITEMCO ECUADOR, S.A.	COMERCIALIZADORA	0	0
CRISTALES AUTOMOTRICES, S.A.	COMERCIALIZADORA	0	0
AUTOCRISTALES DE ORIENTE, S.A	COMERCIALIZADORA	0	0
CRISTAKAR, SA DE CV	COMERCIALIZADORA	0	0
DISTRIBUIDOR VIDRIERO LAN, SA	COMERCIALIZADORA	0	0
VITRO AUTOMOTRIZ, S.A. DE C.V	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
DISTRIBUIDORA DE VIDRIO Y CRI	COMERCIALIZADORA	0	0
VITRO VIDRIO Y CRISTAL, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO PVA, S.A. DE C.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO CUBIERTAS, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITRO FLOTADO VERACRUZ, S.A.	FAB Y VTA DE VIDRIO AUTOMOTRIZ	0	0
VITROMATIC, S.A. DE C.V.	SUB-TENEDORA	0	0
INDUSTRIAS ACROS WHIRLPOOL	FAB Y VTA APARATOS DOMESTICOS	0	0
CROLLS MEXICANA, S.A. DE C.V.	FAB Y VTA DE APARATOS DOMESTICOS	0	0
COMERCIAL ACROS WHIRLPOOL	COMERCIALIZADORA	0	0
VIPLASTICOS, S.A. DE C.V.	FAB Y VTA DE ARTICULOS DE PLASTICO	0	0
COMERCIALIZADORA DE PRODUCTOS	COMERCIALIZADORA	0	0
VITROCRISA HOLDING, S.A. DE C	SUB-TENEDORA	0	0
VITROCRISA, S. DE R.L. DE C.V	FAB. Y VTA DE ARTICULOS DE VIDRIO CALIZO.	0	0
CRISA CORPORATION.	COMERCIALIZADORA	0	0
WORLD CRISA	COMERCIALIZADORA	0	0
FABRICACION DE CUBIERTOS , S.	FAB Y VTA DE CUBIERTOS	0	0
CRISA INDUSTRIAL L.L.C.	COMERCIALIZADORA	0	0
CRISA LIBBEY , S.A. DE C.V.	COMERCIALIZADORA	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**

VITRO, S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CRISA HOLDING, CO..	COMERCIALIZADORA	0	0
INDUSTRIA DEL ALCALI, S.A. DE	FAB Y VTA DE PRODUCTOS QUIMICOS	0	0
VITRO OCF, S.A. DE C.V.	SUB-TENEDORA	0	0
VITRO FIBRAS, S.A.	FAB Y VTA DE FIBRAS DE VIDRIO	0	0
VITRO CHEMICAL FIBER AND MINN	COMERCIALIZADORA	0	0
AMPOLLETAS, S.A.	FAB. Y VTA. DE AMPOLLETAS DE VIDRIO	0	0
PLASTICOS BOSCO, S.A. DE C.V.	FAB. Y VTA. DE ARTICULOS DE PLASTICO	0	0
INMOBILIARIA DE LA SUERTE, S.	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
ENVASES CUAUTITLAN, S.A.	FAB. Y VTA. DE ARTICULOS DE PLASTICO	0	0
VK CORPORATION	SUB-TENEDORA	0	0
VITRO-AMERICAN NATIONAL CAN,	FAB.Y VENTAS DE ENVASES DE ALUMINIO	0	0
ENVASES DE BOROSILICATO DEL S	FAB. Y VTA. DE AMPOLLETAS DE VIDRIO	0	0
FABRICACION DE MAQUINAS, S.A.	FAB. DE MAQUINAS PARA LA INDUSTRIA	0	0
MANUFACTURAS, ENSAMBLAJES Y F	BIENES DE CAPITAL Y HERRAMIENTAS	0	0
INVERSIONES MOZA, S.A. DE C.V	SUB-TENEDORA	0	0
VITRO CORPORATIVO, S.A. DE C.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
AEROEMPRESARIAL, S.A. DE C.V.	SERVICIOS DE TAXI AEREO	0	0
FOMENTO INMOBILIARIO Y DE LA	INMOBILIARIA	0	0
VITRO INTERNATIONAL SERVICES	SERVICIOS	0	0
VICAP ,S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
SERVICIOS Y OPERACIONES FINAN	PRESTACION DE SERVICIOS	0	0
VITROSA AG	SUB-TENEDORA	0	0
CLINICA VIDRIERA, A.C.	SERVICIOS MEDICOS	0	0
AMERICAN ASSETS HOLDING CO.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
FOMENTO INMOBILIARIO VITRO ,S	ARRENDAMIENTO DE BIENES INMUEBLES	0	0
SERVICIOS LEGALES Y VALORES,	PRESTACION DE SERVICIOS ADMINISTRATIVOS	0	0
INVERSIONES FIVISA, S.A. DE C	INMOBILIARIA	0	0
DESARROLLO PERSONAL Y FAMILIA	SERVICIOS DE PREVISION SOCIAL	0	0
E HOLDING VITRO, S.A.	INFORMATICA	0	0
VITRO CLEAN FUELS, S. DE R.L.	SERVICIOS DE INVESTIGACION	0	0
VITRO H2O DE MEXICO, S. DE R.	SERVICIOS DE INVESTIGACION	0	0

NOTES

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
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JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARENA SILICA	MATERIAS PRIMAS MONTERREY, SA M. P. MINERALES DE LAMPAZOS, ANSAC	CARBONATO DE SODIO	FMC CORPORATION		
FELDESPATO	MPM DE AHUZOTEPEC,SA MPM DE SAN JOSE, S.A	BORAX	U.S. BORAX		
POLIMEROS	PEMEX, CELANESE Y RESISTOL				
POLIVINIL	SOLUTIA				
CARBONATO DE SODIO	INDUSTRIA DEL ALCALI, S.A				
EMPAQUES	EMPAQUES DE CARTON TITAN				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**
VITRO, S. A. DE C. V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ENVASES DE VIDRIO VIDRIO PLANO PARA CONSTRUCCION Y LAMI NADO Y AUTOMOTRIZ APARATOS ELECTRO- DOMESTICOS ART. PARA EL HOGAR Y LA INDUSTRIA. CU- BIERTOS DE ACERO. ARENA SILICA Y CLO- RURO DE CALCIO. FI- BRA DE VIDRIO Y EN- VASES DE PLASTICO LATAS DE ALUMINIO MAQUINAS FORMADORAS DE VIDRIO OTROS				20,845,259			
TOTAL				20,845,259			

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
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JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ENVASES DE VIDRIO VIDRIO PLANO PARA CONSTRUCCION, LAMI NADO Y AUTOMOTRIZ APARATOS ELECTRO-DOMESTICOS ART. PARA EL HOGAR CUBIERTOS DE ACERO ARENA SILICA Y CLO-RURO DE CALCIO. FI-BRA DE VIDRIO Y EN-VASES DE PLASTICO LATAS DE ALUMINIO OTROS				7,345,210			
TOTAL				7,345,210			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000**	1,289,696
Number of shares Outstanding at the Date of the NFEA: (Units)	324,000,000

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	1,047,213
Number of shares Outstanding at the Date of the NFEA: (Units)	324,000,000

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	324,000,000

STOCK EXCHANGE CO VITRO

RAZON SOCIAL: **VITRO, S. A. DE C. V.**

QUARTER: 4 YEAR: 2001

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	324,000,000

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	.00		.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	324,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	324,000,000

STOCK EXCHANGE CODE: **VITRO** QUARTER: **4** YEAR: **2001**
VITRO, S. A. DE C. V.

CONSOLIDATED
Previous Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		59	324,000,000		324,000,000		324,000	
TOTAL			**324,000,000**	**0**	**324,000,000**	**0**	**324,000**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
324,000,000
SHARES PROPORTION BY :

CPO'S : 1 A 1
UNITS : 0
ADRS's : 3 A 1
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	25,620,000	10.57000	7.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VITRO**
VITRO, S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

LIC. LUIS ALFONSO NICOLAU GUTIERREZ
ATTORNEY IN-FACT

C.P. CLAUDIO DEL VALLE CABELLO
ATTORNEY IN FACT

SAN PEDRO, GARZA GARCIA, NL, AT FEBRUARY 25 OF 2002